Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

July 17, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar and Christine Dietz

Re:	Procore Technologies, Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 26, 2024

Comment Letter Dated June 12, 2024

File No. 001-40396

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (the “Company”), we are submitting this letter in response to the letter, dated June 12, 2024, from the staff of the Division of Corporation Finance Office of Technology (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”) submitted to the Commission on February 26, 2024.

Pursuant to our discussion with Ms. Dietz, Mr. Edgar, and Ms. Christine Adams on June 26, 2024 and further discussions with Ms. Dietz on July 9, 2024 and July 10, 2024, set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced in italics.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Factors Affecting Our Performance, page 58

1.

We note your response to prior comment one; however, the adjustments for “employer payroll tax on employee stock transactions” are not consistent with the guidance in Question 100.01 of the non-GAAP C&DIs. In this regard, cash payments related to employee compensation are normal, recurring, cash operating expenses. Please revise to remove this adjustment from each of your non-GAAP measures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that its adjustments for “employer payroll tax on employee stock transactions” are consistent with, and permissible under, the guidance in Question 100.01 of the non-GAAP C&DIs. Question 100.01 of the non-GAAP C&DIs, by its terms, does not create a prohibition on certain adjustments; rather, it states that excluding “normal, recurring, cash operating expenses necessary to operate a registrant’s business … could be misleading” (emphasis added). However, whether or not a specific adjustment is actually misleading is a facts and circumstances inquiry. While employer payroll tax on employee stock transactions is a recurring expense, the Company believes that this adjustment does not cause its non-GAAP measures to be misleading because expenses incurred for employer payroll tax on employee stock

U.S. Securities and Exchange Commission

July 17, 2024

transactions are not related to the Company’s core operations, revenue generating activities, business strategy, industry, or regulatory environment, as they do not correlate to the results of the Company’s core business, are highly variable, and relate only to the Company’s stock-based compensation program. Furthermore, as noted in the Company’s existing disclosure and prior response letter to the Staff, dated May 29, 2024 (the “Prior Response Letter”), the amount of the adjustment is driven by factors outside of the Company’s control, such as restricted stock unit settlements, option exercises, and the related stock price of the Company’s common stock, among other factors. Also, as noted in the Prior Response Letter, the Company does not consider employer payroll tax on employee stock transactions, or the accounting or tax consequences thereof, in the evaluation of its business or in making its operating plans and, instead, places greater emphasis on overall stockholder dilution. Finally, the Company clearly identifies and quantifies the amount of the adjustment that is attributable to employer payroll tax on employee stock transactions as a separate line item in the reconciliation tables for the Company’s non-GAAP financial measures, thus enabling investors to independently identify and evaluate the adjustment amount. In fact, by quantifying and providing the adjustment as a separate line item, the Company provides investors with more information and greater clarity than many of its peer companies, which, as further detailed below, include the amount in the overall adjustment for stock-based compensation expense without separately quantifying the portion specifically attributable to employer payroll tax. For these reasons, the Company does not believe that this adjustment to the Company’s non-GAAP financial measure can be viewed as misleading.

In addition, the Company respectfully advises the Staff that the Company believes this adjustment is useful to investors because it facilitates investors’ understanding of the performance of the Company’s core business. Given that the Company does not consider employer payroll tax on employee stock transactions in the evaluation of its business or in making its operating plans, adjusting for employer payroll tax on employee stock transactions gives investors better insight into management’s view of the Company. Furthermore, this adjustment helps investors understand the full effect of the Company’s stock-based compensation adjustment because adjusting for stock-based compensation expense alone would exclude the related taxes incurred as a direct result of stock-based compensation.

The Company respectfully advises the Staff that the Company believes this adjustment is also useful to investors because it facilitates their understanding of the performance of the Company in comparison to the Company’s peer companies, which also commonly make this adjustment. To determine that the adjustment is common, the Company reviewed non-GAAP financial measures of companies in the categories listed below and made the following findings:

•

Companies within SIC Code 7372 with market capitalization greater than $1 billion: Within a sampling of 90 companies identified as meeting these criteria, 80 companies adjust for stock-based compensation expense. Of those, 33 companies mention taxes related to stock-based compensation expense (41%). 18 of those 33 companies (55%) adjust for these taxes as a separate line item, and 14 of those 33 companies (42%) disclose that they include this adjustment as part of their stock-based compensation expense without separately quantifying the portion attributable to taxes related to stock-based compensation expense.

•

Software-as-a-service (“SaaS”) companies within SIC Code 7372 with market capitalization greater than $1 billion: Within a sampling of 56 companies identified as meeting these criteria, 50 companies adjust for stock-based compensation expense. Of those, 25 companies mention taxes related to stock-based compensation expense (50%). 13 of those 25 companies (52%) adjust for these taxes as a separate line item, and 12 of those 25 companies (48%) disclose that they include this adjustment as part of their stock-based compensation expense without separately quantifying the portion attributable to taxes related to stock-based compensation expense.

U.S. Securities and Exchange Commission

July 17, 2024

•

Initial public offerings since July 2022 by technology companies with market capitalization greater than $100 million: Within a sampling of 12 recent initial public offerings identified as meeting these criteria, 10 registrants adjust for stock-based compensation expense. Of those, seven registrants mention taxes related to stock-based compensation expense (70%). Three of those seven companies (43%) adjust for these taxes as a separate line item, and three of those seven companies (43%) disclose that they include this adjustment as part of their stock-based compensation expense without separately quantifying the portion attributable to taxes related to stock-based compensation expense.

•

Procore Technologies, Inc. 2023 Compensation Peer Group: Of the 20 companies in the Company’s 2023 compensation peer group, as disclosed in its 2024 proxy statement filed with the Commission on April 25, 2024, all 20 companies adjust for stock-based compensation expense. Of those, 12 companies mention taxes related to stock-based compensation expense (60%). Four of those 12 companies (33%) adjust for these taxes as a separate line item, and eight of those 12 companies (67%) disclose that they include this adjustment as part of their stock-based compensation expense without separately quantifying the portion attributable to taxes related to stock-based compensation expense.

In light of the foregoing, the Company believes that, in these circumstances, adjusting for employer payroll tax on employee stock transactions is common among its peer companies and, in particular, its peer SaaS companies. Given the prevalence of the adjustment in other companies’ non-GAAP financial measures, the Company believes that the adjustment allows investors to better compare the Company’s performance against the performance of other companies and, in particular, peer SaaS companies. If the Company were to be prohibited from adjusting for employer payroll tax on employee stock transactions, then many public companies may be required to change how they report, and investors would be negatively impacted as they would lose valuable insight into company performance. Alternatively, if the Company were required to change how it reports and no other companies followed suit, then the ability of investors to compare the Company’s results to these other companies would be negatively impacted.

While the Company is not aware of precedent of the Staff challenging this commonly used adjustment or formally objecting to its use, the Company notes that, in June 2012, the Staff issued a comment letter to Qlik Technologies Inc. (“Qlik”) requesting a rationale for an adjustment relating to payroll tax on employee stock transactions. In response, Qlik articulated reasons for the adjustment that are similar to reasons articulated herein, in the Prior Response Letter, and in the Company’s existing disclosure, including that the adjustment reflects amounts that are beyond Qlik’s control and not correlated to ongoing business operations, and that the adjustment provides an additional tool for investors to use in comparing Qlik’s results with other companies in its industry, many of which use similar non-GAAP measures. While this instance pre-dates Question 100.01 of the non-GAAP C&DIs, the Staff did not object to the response from Qlik.

Lastly, the Company supplementally advises the Staff that, to provide investors with further information about the nature of the adjustment for employer payroll tax related to employee stock transactions, the Company has proposed revisions to its disclosure of non-GAAP financial measures that are reflected in Exhibit A.

U.S. Securities and Exchange Commission

July 17, 2024

* *  *

Please contact me at (415) 693-2031 or Jon Avina of Cooley LLP at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Uyen Nguyen, Procore Technologies, Inc.

Jon Avina, Cooley LLP

Logan Tiari, Cooley LLP

U.S. Securities and Exchange Commission

July 17, 2024

Exhibit A

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures, as described below, are useful in evaluating our operating performance. We use this non-GAAP financial information, collectively, to evaluate our ongoing operations as well as for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, and may assist in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results.

The non-GAAP financial information is presented for supplemental informational purposes only. Non-GAAP financial measures should not be considered a substitute for financial information presented in accordance with GAAP. There are limitations in using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP, non-GAAP financial measures may be different from similarly titled non-GAAP measures used by other companies since other companies may calculate such non-GAAP financial measures differently, and non-GAAP financial measures exclude expenses that may have a material impact on our reported financial results. Unlike stock-based compensation expense, employer payroll tax related to employee stock transactions is a cash expense that we will continue to incur in the future. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures. Investors should not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Expenses, Non-GAAP Income (Loss) from Operations, and Non-GAAP Operating Margin

We define these non-GAAP financial measures as the respective GAAP measures, excluding stock-based compensation expense, amortization of acquired intangible assets, employer payroll tax related to employee stock transactions, and acquisition-related expenses. Stock-based compensation expense includes the net effects of capitalization and amortization of stock-based compensation expense related to capitalized software and cloud-computing arrangement implementation costs. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company’s non-cash expenses, we believe that providing non-GAAP financial measures that exclude stock-based compensation expense allow for meaningful comparisons between our operating results from period to period. The expense related to amortization of acquired intangible assets is dependent upon estimates and assumptions, which can vary significantly and are unique to each asset acquired; therefore, we believe that non-GAAP measures that adjust for the amortization of acquired intangible assets provide investors a consistent basis for comparison across accounting periods. The amount of employer payroll tax-related items on employee stock transactions is dependent on restricted

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July 17, 2024

stock unit settlements, option exercises, related stock price, and other factors that are beyond our control and that do not correlate to the operation of our business. When evaluating the performance of our business and making operating plans, we do not consider these items (for example, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution than the accounting charges associated with such grants). Since the amount of employer payroll tax-related items on employee stock transactions is highly variable due to factors outside our control, and unrelated to our core operations, operating results, revenue-generating activities, business strategy, industry, or regulatory environment, management does not consider employer payroll tax on employee stock transactions in the evaluation of the business or in making operating plans. Accordingly, we believe this adjustment in arriving at our non-GAAP measures provides investors with a better understanding of the performance of our core business in a manner that is consistent with management’s view of the business. Acquisition-related expenses include external and incremental transaction costs, such as legal and due diligence costs, and retention payments. These expenses are unpredictable and generally would not have otherwise been incurred in the periods presented as part of our continuing operations. In addition, the size and complexity of an acquisition, which often drives the magnitude of acquisition-related expenses, may not be indicative of such future costs. We believe excluding acquisition-related expenses facilitates the comparison of our financial results to our historical operating results and to other companies in our industry. Overall, we believe it is useful to exclude these expenses in order to better understand the long-term performance of our core business and to facilitate comparison of our results period-over-period and to those of peer companies.